Exhibit 99.1

Notification of cessation of +securities

Announcement Summary

Entity name

MESOBLAST LIMITED

Announcement Type

New announcement

Date of this announcement

Friday October 14, 2022

Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation

MSBAI	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	1,496,668	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	30/09/2022

Refer to next page for full details of the announcement

Notification of cessation of +securities	1 / 4

Notification of cessation of +securities

Part 1 - Announcement Details

1.1 Name of +Entity
MESOBLAST LIMITED
We (the entity named above) provide the following information about our issued capital.
1.2 Registered Number Type ACN	Registration Number 109431870
1.3 ASX issuer code MSB
1.4 The announcement is
New announcement

1.5 Date of this announcement 14/10/2022

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Notification of cessation of +securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased

1,496,668

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation	Is the entity paying any consideration for the cessation?
30/9/2022	No

Any other information the entity wishes to notify to ASX about the cessation?

160,000 options lapsed on 31 July 2022 220,001 lapsed on 31 August 2022 1,116,667 lapsed on 30 September 2022

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Notification of cessation of +securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue

MSB : ORDINARY FULLY PAID	737,121,218

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	40,653,800

MSBAO : WARRANTS	15,027,327

MSBAP : ADS WARRANTS	1,769,669

MSBAJ : INCENTIVE RIGHTS	1,500,000

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

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